ESTABLISHED 1947 Member FINRA/SIPC

September 22, 2016

Via EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549 Attn:
Re:	Nano Dimension Ltd. Registration Statement on Form F-1 File No. 333-213372

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”) we, as representative of the proposed underwriters, hereby join in the request of Nano Dimension Ltd. that the effective date of such Registration Statement be accelerated so that it becomes effective at 5:00 p.m., eastern time, on Monday, September 26, 2016 or as soon thereafter as practicable.

We hereby authorize each of Darrick Mix, Esq. and Jonathan Cohen, Esq. of Duane Morris LLP, attorneys for the underwriters, to orally modify or withdraw this request for acceleration.

National Securities affirms that it is aware of its obligations under the Act in connection with this offering.

Very truly yours, National Securities Corporation, as Representative

By:	/s/ Jonathan C. Rich
Jonathan C. Rich E.V.P. – Head of Investment Banking